

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

April 29, 2008

Mr. Sean T. Smith
Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

> **RE:**   **Photronics, Inc.**
> **Form 10-K for the fiscal year ended October 28, 2007**
> **File No. 0-15451**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief